BANCO ITAU HOLDING FINANCEIRA S.A.
                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           ANNOUNCEMENT TO THE MARKET

1. BANCO ITAU HOLDING FINANCEIRA S.A. ("ITAU") and COMPANHIA BRASILEIRA DE DISTRIBUICAO ("CBD") announce the signing, on July 27th, 2004, of a Memorandum of Understanding, for the purpose of establishing a partnership and the creation of a new financial institution in the market. ITAU and CBD, through their respective subsidiaries, will create a new corporate entity ("New Company"), which will be a financial institution duly authorized by the Central Bank of Brazil (Bacen) to operate in financial markets, and which will be dedicated to structuring and selling financial products and services to the customers of CBD, on an exclusive basis.

2. The New Company will have capital base of R$ 150 million, of which 50% held by ITAU and 50% by CBD.

3. Brazilian consumer credit markets will be strengthened by this partnership between two major Brazilian groups, each of them leader in its markets and acknowledged for excellence of management and the strength of its brand names.

4. ITAU and CBD believe that this association will generate operating synergies and lead to a broader and better range of services and products for the customers of CBD, including, among others, Private Label credit cards (Own cards: for exclusive use at CBD stores), cards with widely accepted sponsors, consumer credit and personal loans. The New Company will install financial service points of sale at all of CBD's existing 555 stores, enabling it to offer financial products and services to the customers that visit these locations and are responsible for more than 40 million transactions every month.

5. The New Company will elect a Board of Directors, the chairman of which will be indicated by ITAU, and which will be assisted by an Operating Support Committee, comprised of representatives from both shareholders in equal parts. The Executive Board will be staffed by professionals with wide experience in the consumer finance business in which the New Company will engage. Operating management will be the responsibility of ITAU, and the New Company will also count on the support of its own structure and body of employees for the maintenance and adequate development of its activities.

6. ITAU has the highest market capitalization of any bank in Latin America (R$31.2 billion on March 31, 2004). It bases itself on leading-edge technology, profound knowledge of its sales channels and the excellence of its banking business.

         Its familiarity and experience with consumer credit make ITAU extremely competitive in this market.


         ----------------------------------------------------------------------------------------------------------
         Position at March 31, 2004                    Outstanding (R$ Million)        Quantity (Thousands)
         ----------------------------------------------------------------------------------------------------------
         Credit cards                                                  2,959                         5,951
         ----------------------------------------------------------------------------------------------------------
         Installment finance and personal loans                        5,465                         7,990
         ----------------------------------------------------------------------------------------------------------
         Number of active customers                                                               9.1 million
         ----------------------------------------------------------------------------------------------------------
         ATMs                                                                                       20,133
         ----------------------------------------------------------------------------------------------------------
         Branches and customer-site branches                                                         3,146
         ----------------------------------------------------------------------------------------------------------

7. CBD is the leader in the Brazilian supermarket industry, operating under the "Pao de Acucar", "Extra", "CompreBem Barateiro", "Sendas", "ABC Barateiro" and "Extra Eletro" brands. The New Company resulting from the association with ITAU's experience will handle the financial products currently offered to CBD customers and, through the new partnership, extend its activities to any new points of sale that CBD may establish, either through organic growth or through acquisitions. CBD's relations with its customers currently involve a substantial portfolio of financial transactions.


         -----------------------------------------------------------------------
         Position at March 31, 2004                               Quantity
         -----------------------------------------------------------------------
         Consumer credit contracts                              580 thousand
         -----------------------------------------------------------------------
         Private Label cards                                    3.3 million
         -----------------------------------------------------------------------
         Credit cards                                           480 thousand
         (with widely accepted sponsors)
         -----------------------------------------------------------------------
         Gross revenues (*)                                 R$ 15 billion (2003)
         -----------------------------------------------------------------------
         Number of stores                                           555
         -----------------------------------------------------------------------
         (*) Source: ABRAS (Brazilian Association of Supermarkets) 2003, including Sendas S.A.

         Over the coming months these services will start to be offered by the New Company, the principal objective of which will be to expand the product offering while ensuring maintenance and improvement of its quality.

8.       The implications for ITAU:

         8.1 The association will require investments in the order of R$ 455 million, which includes R$ 380 million of goodwill, based on projections of future returns from the New Company;

         8.2 ITAU's position in retail financial markets will be strengthened and its experience in the field of consumer finance will enable it to develop new relationships with the customers of CBD stores, including the possibility of attracting new customers with checking accounts;

         8.3 The results to be generated are not expected to have material impact on ITAU's performance over the first three years of the New Company's existence.

9.       The implications for CBD:

         9.1 The association will increase the number of customers at its stores, which will have a positive effect on sales and should prove to be an effective strategy for broadening the range of financial products and services offered to its customers, as well as the quality and attractiveness of the same.

         9.2 The operating synergies will lead to productivity gains that will positively impact CBD's results, not only through increased revenues but also through a reduction and dilution of operating expenses;

         9.3 The association and the incorporation of the New Company will offer CBD additional resources totaling R$ 380 million, of which R$ 75 million to be spent on acquiring 50% of the equity of the New Company. Part of the remaining balance, in the amount of R$
              152.5 million, will be tied to the fulfillment of performance targets by the New Company over the next up to 5 years. The net effects of the association are being calculated and, as soon as they are ready, will be announced by CBD;

         9.4 CBD believes that the combination of its 555 strategically located stores and its knowledge of the consumer with ITAU's excellence and technology in the financial sector represents a remarkable opportunity to penetrate further the Brazilian market for financial products and services.

 10 ITAU and CBD will proceed towards signing of the final agreements and will initiate the process of obtaining approval from Bacen and other pertinent authorities. The association is for a period of 20 years, which may be extended upon expiry. Operations are expected to commence during the second half of 2004.

 11. This association reflects the commitment of ITAU and CBD to the Brazilian market, and the conviction that they will be able to increase customer satisfaction and create value for its shareholders, with the pride that comes from being genuinely Brazilian corporations.


                            Sao Paulo, July 27, 2004.


            Alfredo Egydio Setubal               Fernando Queiroz Tracanella
         Investor Relations Director             Investor Relations Director
      BANCO ITAU HOLDING FINANCEIRA S.A.    COMPANHIA BRASILEIRA DE DISTRIBUICAO